SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)*

BABYUNIVERSE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

056332109

(CUSIP Number)

D. E. Shaw Laminar Acquisition Holdings 3, L.L.C.
Attn: Compliance Department
120 West Forty-Fifth Street
39th Floor, Tower 45
New York, NY 10036
(212) 478-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
William H. Gump
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000

October 12, 2007

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 056332109	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) D. E. Shaw Laminar Acquisition Holdings 3, L.L.C. FEIN 26-0856720
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 15,289,378 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 15,289,378 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,289,378 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.33% (See Item 5)
14	TYPE OF REPORTING PERSON* OO (See Item 2)

SCHEDULE 13D

CUSIP No. 056332109	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.L.C. FEIN 13-3799946
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 15,289,378 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 15,289,378 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,289,378 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.33% (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (See Item 2)

SCHEDULE 13D

CUSIP No. 056332109	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.P. FEIN 13-3695715
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 15,289,378 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 15,289,378 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,289,378 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.33% (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN (See Item 2)

SCHEDULE 13D

CUSIP No. 056332109	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David E. Shaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 15,289,378 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 15,289,378 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,289,378 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.33% (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer

This Amendment No. 2 (the “Second Amendment”) amends and restates the Schedule 13D filed on March 23, 2007, as so amended by Amendment No. 1, dated as of September 12, 2007 (as amended, the “Schedule 13D”), with the Securities and Exchange Commission (the “Commission”), by certain of the Reporting Persons (as defined below), with respect to the common stock, par value $.001 per share (“BabyUniverse Common Stock”), of BabyUniverse, Inc., a Florida corporation (“BabyUniverse” or the “Issuer”), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

Item 2. Identity and Background

The description contained herein amends and restates Item 2 in the Schedule 13D.

(a) This statement is filed on behalf of D. E. Shaw Laminar Acquisition Holdings 3, L.L.C., a Delaware limited liability company (“Laminar Acquisition”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”) and David E. Shaw, a citizen of the United States of America (David E. Shaw, and together with Laminar Acquisition, DESCO LP and DESCO LLC, the “Reporting Persons”). The Reporting Persons are filing jointly and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.6 and incorporated herein by reference.

(b) The address of the principal office of each of each of the Reporting Persons is 120 West Forty-Fifth Street, 39th Floor, Tower 45, New York, NY 10036.

(c)  Laminar Acquisition is a limited liability company formed for the purpose of holding BabyUniverse Common Stock following the Merger. Laminar Acquisition has no executive officers or directors. The principal business of DESCO LLC is to act as manager to certain funds and other entities, including Laminar Acquisition. The principal business of DESCO LP is to act as an investment adviser to certain funds and other entities, including Laminar Acquisition. D. E. Shaw & Co., Inc., a Delaware corporation (“DESCO, Inc.”), is the general partner of DESCO LP. D. E. Shaw & Co. II, Inc., a Delaware corporation (“DESCO II, Inc.”), is the managing member of DESCO LLC. David E. Shaw is the president and sole shareholder of DESCO, Inc. and DESCO II, Inc.

(d) and (e) During the last five years, no Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) David E. Shaw is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The description contained herein amends and restates Item 3 in the Schedule 13D.

On October 12, 2007, eToys Direct, Inc. (“eToys”) consummated the merger contemplated by the Agreement and Plan of Merger, dated as of March 13, 2007 (as amended, the “Merger Agreement”), with BabyUniverse and Baby Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of BabyUniverse (“Merger Sub”), pursuant to which Merger Sub merged (the “Merger”) with and into eToys, with eToys continuing as the surviving corporation (“Surviving Corporation”).

In the Merger, each eToys stockholder, including Laminar Acquisition, received, for each share of eToys common stock held by such stockholder, .4654073 shares of BabyUniverse Common Stock. The consideration paid by BabyUniverse to eToys stockholders pursuant to the Merger Agreement was delivered through the issuance of additional authorized shares of BabyUniverse Common Stock.

At the effective time of the Merger (the “Effective Time”), (i) the directors of the Surviving Corporation were the same as the directors of eToys immediately prior to the Merger (except that Julius Gaudio and Daniel Posner resigned as directors of eToys), (ii) the officers of the Surviving Corporation were the same as the officers of eToys immediately prior to the Merger, (iii) the certificate of incorporation of eToys, as in effect immediately prior to the Effective Time, was amended as of the Effective Time so as to contain the provisions, and only the provisions, contained in the certificate of incorporation of Merger Sub immediately prior to the Effective Time, (iv) the bylaws of Merger Sub are the same as the bylaws of the Surviving Corporation.

At the Effective Time, the board of directors of BabyUniverse was comprised of seven members, of which BabyUniverse designated three members and eToys designated four members. Prior to the Merger, certain affiliates of the Reporting Persons were the legal and the beneficial owners of (i) all of the issued and outstanding shares of preferred stock of eToys and (ii) 77.5% of the issued and outstanding common stock of eToys, and as a result controlled eToys. Such shares were transferred to Laminar Acquisition immediately prior to consummation of the Merger.

The above description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is referenced herein as Exhibit 99.1 and is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

The description contained herein amends and restates Item 4 in the Schedule 13D.

Laminar Acquisition has had and may continue to have discussions with BabyUniverse and other investors concerning BabyUniverse. Subject in each case to applicable law, Laminar Acquisition intends to continue to review its investment in BabyUniverse from time to time. Depending upon certain factors, including without limitation the financial performance of BabyUniverse, the availability and price of the shares of BabyUniverse Common Stock, or other securities related to BabyUniverse, and other general market and investment conditions, Laminar Acquisition may at any time and from time to time (as permitted by applicable law) acquire through open market purchases or otherwise additional shares of BabyUniverse Common Stock, sell through the open market or otherwise shares of BabyUniverse Common Stock, or otherwise engage or participate in a transaction or series of transactions with the purpose or effect of influencing control of BabyUniverse. There can be no assurance, however, that Laminar Acquisition or any other Reporting Persons will take any such action. As a result of owning approximately 63.33% of the issued and outstanding shares of BabyUniverse Common Stock as of October 12, 2007, Laminar Acquisition is able to exercise significant influence over BabyUniverse, including with respect to the election of the directors of BabyUniverse, offers to acquire BabyUniverse and other matters submitted to a vote of BabyUniverse shareholders.

Other than as described above, none of the Reporting Persons has any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of BabyUniverse, or the disposition of securities of BabyUniverse; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving BabyUniverse or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of BabyUniverse or any of its subsidiaries; (d) any change in the present board of directors of BabyUniverse, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or the management of BabyUniverse; (e) any material change in the present capitalization or dividend policy of BabyUniverse; (f) any other material change in BabyUniverse’s business or corporate structure; (g) changes in BabyUniverse’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of BabyUniverse by any person; (h) causing a class of securities of BabyUniverse to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of BabyUniverse becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above (although the Reporting Persons reserve the right to develop such plans).

Item 5. Interest in Securities of the Issuer

The description contained herein amends and restates Item 5 in the Schedule 13D.

(a) and (b). Laminar Acquisition is the legal and the beneficial owner of 15,289,378 shares of BabyUniverse Common Stock (the “BabyUniverse Shares”) representing approximately 63.33% of the issued and outstanding shares of BabyUniverse Common Stock (based on 24,141,250 shares of BabyUniverse Common Stock outstanding immediately after the Effective Time as reported in BabyUniverse’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 18, 2007). DESCO LP as Laminar Acquisition’s investment adviser and DESCO LLC as Laminar Acquisition’s manager may also be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposal of) the BabyUniverse Shares. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote (and the shared power to dispose or direct the disposal of) the BabyUniverse Shares. As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote (and the shared power to dispose or direct the disposal of) the BabyUniverse Shares. None of DESCO LLC, DESCO LP, DESCO, Inc., or DESCO II, Inc., owns any of the BabyUniverse Shares directly and each such entity disclaims beneficial ownership of the BabyUniverse Shares.

David E. Shaw does not own any of the BabyUniverse Shares directly. By virtue of David E. Shaw’s position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposal of) the BabyUniverse Shares and, therefore, David E. Shaw may be deemed to be the indirect beneficial owner of the BabyUniverse Shares. David E. Shaw disclaims beneficial ownership of the BabyUniverse Shares.

(c). Other than the acquisition of the BabyUniverse Shares in the Merger pursuant to the Merger Agreement, no Reporting Person has effected any transaction in the shares of BabyUniverse Common Stock during the past 60 days.

(d) and (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description contained herein amends and restates Item 6 in the Schedule 13D.

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 6.

Other than as described in this Item 6 and in Item 3 above, and in the documents incorporated by reference therein and set forth as exhibits hereto, there are no contracts, arrangements, or understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 and between such persons and any other persons with respect to any securities of the Issuer.

On October 12, 2007, BabyUniverse entered into a registration rights agreement (the “Registration Rights Agreement”) with Laminar Acquisition, Michael J. Wagner, the Chief Executive Officer of BabyUniverse and a former stockholder of eToys, John C. Textor, the Chairman of the Board of BabyUniverse, and three entities controlled by Mr. Textor, Wyndcrest BabyUniverse Holdings, LLC, Wyndcrest BabyUniverse Holdings II, LLC and Wyndcrest BabyUniverse Holdings III, LLC.

Pursuant to the terms of the Registration Rights Agreement:

•
Laminar Acquisition and Mr. Wagner were granted, with respect to shares of BabyUniverse Common Stock issued to them in the Merger, an aggregate of three demand registration rights, as well as unlimited rights to include such shares in any registration statement filed by BabyUniverse of its own volition or at the request of another shareholder having the right to make such a request;

•
Mr. Textor and the three controlled Wyndcrest entities were granted an aggregate of two demand registration rights with respect to the shares of BabyUniverse Common Stock held by them, as well as unlimited rights to include such shares in any registration statement filed by BabyUniverse of its own volition or at the request of another shareholder having the right to make such a request;

•
each of Mr. Textor and the three controlled Wyndcrest entities agreed that such person or entity would not transfer any shares of BabyUniverse Common Stock, except in connection with the grant of a security interest pursuant to a bona fide lending transaction, during the period ending on the earlier to occur of (i) the second anniversary of the consummation of the Merger and (ii) the receipt by Mr. Wagner and Laminar Acquisition of an aggregate of $40 million in proceeds from the sale of shares of BabyUniverse Common Stock. Notwithstanding the foregoing, Mr. Textor and the three controlled Wyndcrest entities will be able to sell shares of BabyUniverse Common Stock during this restricted period on the following terms: (i) pursuant to the registration rights granted under the Registration Rights Agreement, beginning on or after the first anniversary of the consummation of the Merger; (ii) pursuant to Rule 144 under the Securities Act of 1933 (without giving effect to the provisions of Rule 144(k)), beginning on the date that is six months following the consummation of the Merger; and (iii) in a private sale to a third party, beginning on the date that is six months following the consummation of the Merger, provided that in connection with any such private sale Mr. Wagner and Laminar Acquisition have the right to participate in such sale, with the shares to be sold by each participant allocated pro rata based on the number of shares of BabyUniverse Common Stock owned by each sale participant; and

•
Mr. Textor and the three controlled Wyndcrest entities are entitled to a similar right to participate in certain private sales by Mr. Wagner and Laminar Acquisition of shares of BabyUniverse Common Stock.

On October 12, 2007, Laminar Acquisition entered into a joinder to the Merger Agreement (the “Joinder Agreement”) pursuant to which Laminar Acquisition became a party to and bound by and subject to all of the terms, liabilities, and obligations pertaining to the Former Company Stockholders (as defined in the Merger Agreement) in Article X of the Merger Agreement, entitled “Indemnification”, as if it were an original signatory thereto with respect to such terms, liabilities and obligations.

The descriptions of the Registration Rights Agreement and the Joinder Agreement contained herein do not purport to be complete and are qualified in their entirety by the terms and conditions of each such agreement, which are incorporated herein by reference in response to this Item 6 and which are attached as Exhibit 99.2 and 99.3 to this Schedule 13D.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
99.1
Agreement and Plan of Merger, dated as of March 13, 2007, by and among BabyUniverse, Inc., Baby Acquisition Sub, Inc., and eToys Direct, Inc. (Incorporated herein by reference to exhibit 99.1 of the Issuer’s Schedule 13D filed on March 23, 2007)

99.2	Registration Rights Agreement, dated as of October 12, 2007, by and among BabyUniverse, Inc. and the individuals and parties listed on Schedule A thereto.

99.3	Joinder Agreement, dated as of October 12, 2007, by and among BabyUniverse, Inc. and D. E. Shaw Laminar Acquisition Holdings 3, L.L.C.

99.4
Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc. in favor of certain of the signatories thereto, among others, dated February 24, 2004. (Incorporated herein by reference to exhibit 99.3 of the Issuer’s Schedule 13D filed on March 23, 2007)

99.5
Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc. in favor of certain of the signatories thereto, among others, dated February 24, 2004. (Incorporated herein by reference to exhibit 99.4 of the Issuer’s Schedule 13D filed on March 23, 2007)

99.6	Joint Filing Agreement by and among the Reporting Persons, dated as of October 18, 2007.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Anne Dinning, Julius Gaudio, Lou Salkind, Stuart Steckler and Eric Wepsic are attached hereto as Exhibit 99.4 and Exhibit 99.5 and incorporated herein by reference.

Dated: October 18, 2007

D. E. SHAW LAMINAR ACQUISITION HOLDINGS 3, L.L.C.
By: D. E. Shaw & Co., L.L.C., as Manager

By: /s/ Julius Gaudio
Name: Julius Gaudio
Title: Managing Director

D. E. SHAW & CO., L.P.

By:	/s/ Julius Gaudio
Name: Julius Gaudio
Title: Managing Director

D. E. SHAW & CO., L.L.C.

By:	/s/ Julius Gaudio
Name: Julius Gaudio
Title: Managing Director

DAVID E. SHAW

By:	/s/ Julius Gaudio
Name: Julius Gaudio
Title: Attorney-in-Fact for David E. Shaw